Exhibit 99.1

December 5, 2024

U.S. Securities and Exchange Commission

Dear Sirs:

Re:	Scully Royalty Ltd. (the “Company”) Change of Auditor

We are writing in accordance with Public Company Accounting Oversight Board Audit Standard 2610: Initial Audits – Communications Between Predecessor and Successor Auditors. We wish to confirm that we have read the Notice of Change of Auditor of the Company dated December 5, 2024, and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Chartered Professional Accountants

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